Exhibit 99.1

Vermilion Energy Inc. Announces Closing of Equity Offering

NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE U.S.

CALGARY, Alberta--(BUSINESS WIRE)--November 28, 2011--Vermilion Energy Inc. (“Vermilion” or the “Company”) (TSX-VET) announces that it has closed its previously announced equity financing having issued 5,370,000 common shares at $49.00 per common share for gross proceeds of approximately $263 million including the partial exercise of the underwriters’ over-allotment option (the “Offering”). The syndicate of underwriters was co-led by BMO Capital Markets and CIBC, acting as joint bookrunners and included Scotia Capital Inc., TD Securities Inc., National Bank Financial Inc., RBC Capital Markets, Macquarie Capital Markets Canada Ltd., FirstEnergy Capital Corp., Desjardins Securities Inc., Peters & Co. Limited and Raymond James Ltd.

The net proceeds of the Offering will be used to reduce a certain amount of outstanding indebtedness under the Company’s credit facilities and to partially fund the Company's development capital program and prospective acquisitions and for general purposes.

Vermilion Energy Inc. is an oil-leveraged producer that adheres to a value creation strategy through the execution of full cycle exploration and production programs focused on the acquisition, exploration, development and optimization of producing properties in Western Canada, Western Europe and Australia. Vermilion is targeting growth in production through the exploitation of conventional resource plays in western Canada, including Cardium light oil and liquids rich natural gas, the exploration and development of high impact natural gas opportunities in the Netherlands and through drilling and workover programs in France and Australia. Vermilion also expects to realize a material increase in both production and fund flows at the onset of production from the Corrib gas field in Ireland. This growth, combined with an attractive yield, is expected to generate positive returns for investors. Management and directors of Vermilion Energy Inc. are dedicated to consistently delivering superior rewards for all its stakeholders. Vermilion Energy Inc. trades on the Toronto Stock Exchange under the symbol "VET" and over-the-counter in the United States under the symbol "VEMTF".

The securities offered have not been and will not be registered under the U.S. Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or applicable exemption from the registration requirements. This news release does not constitute an offer to sell or the solicitation of any offer to buy nor will there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

FORWARD-LOOKING INFORMATION

This press release contains forward-looking statements and forward-looking information within the meaning of applicable securities laws including with respect to the use of proceeds of the Offering, targeted growth in production, the anticipated impact of the onset of production from the Corrib gas field and expected positive returns for investors. The use of any of the words "expect", "anticipate", "continue", "estimate", "objective", "ongoing", "may", "will", "project", "should", "believe", "plans", "intends" and similar expressions are intended to identify forward-looking statements or information. Although Vermilion believes that the expectations and assumptions on which such forward-looking statements and information are based are reasonable, undue reliance should not be placed on the forward-looking statements and information because Vermilion can give no assurance that they will prove to be correct. Factors that could cause actual results to differ materially from those set forth in the forward-looking statements include general economic, business and market conditions, industry conditions, stock market and commodity price volatility and difficulty in obtaining required regulatory approvals. Reference is made to the Company’s annual information form for the year ended December 31, 2010 dated March 10, 2011 for a description of some of the risks that could affect the Company’s future results and could cause results to differ materially from those expressed n the Company’s forward looking statements. Except as required by applicable securities law, Vermilion undertakes no obligation to publicly update or revise any forward-looking statements or forward-looking information.

CONTACT:
Vermilion Energy Inc.
Dean Morrison, CFA - Director, Investor Relations
Phone: (403) 269-4884
Fax: (403) 476-8100
IR Toll Free: 1-866-895-8101
www.vermilionenergy.com